UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 28, 2022 (February 28, 2022)

HEALTHCARE REALTY TRUST INCORPORATED

(Exact Name of Registrant as Specified in Charter)

Maryland	001-11852	62-1507028
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3310 West End Avenue, Suite 700

Nashville, Tennessee 37203

(Address of principal executive offices)

(615) 269-8175

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $0.01 par value per share	HR	New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

On February 28, 2022, Healthcare Realty Trust Incorporated, a Maryland corporation (“HR”), and Healthcare Trust of America, Inc., a Maryland corporation (“HTA”), issued a press release announcing, among other things, the execution of a definitive Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 28, 2022, by and among HR, HTA, Healthcare Trust of America Holdings, LP, a Delaware limited partnership (“HTA OP”), and HR Acquisition 2, LLC, a Maryland limited liability company (“Merger Sub”), to effect a strategic business combination of the two companies to be led by the HR management team. The Merger Agreement provides for a reverse merger structure whereby HR will merge with and into Merger Sub, with HR continuing as the surviving corporation and a wholly owned subsidiary of HTA. Immediately following the merger, HTA will change its name to Healthcare Realty Trust Incorporated (the “Company”). The executive officers of HR immediately preceding the merger will serve as the executive officers of the Company. The board of directors of the Company will be comprised of nine directors from HR’s board, three directors from HTA’s board, and one director to be mutually appointed by both companies. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On February 28, 2022, HR posted an investor presentation on HR’s website at www.healthcarerealty.com related to the proposed transaction. The presentation provides information on both HR and HTA and an overview of the strategic rationale for the transaction. The presentation is attached hereto as Exhibit 99.2.

The information furnished under this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1 and Exhibit 99.2, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section.

Forward Looking Statements

This communication contains certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. HR and HTA intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with the safe harbor provisions. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Forward-looking statements regarding HR and HTA, include, but are not limited to, statements related to the proposed transaction, including the anticipated timing, benefits and financial and operational impact thereof; the expected financing for the transaction; other statements of management’s belief, intentions or goals; and other statements that are not historical facts. These forward-looking statements are based on each of the companies’ current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: HR’s and HTA’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction; risks related to diverting the attention of HR and HTA management from ongoing business operations; failure to realize the expected benefits of the proposed transaction; significant transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; the risk that HR’s and HTA’s respective businesses will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the ability to obtain the expected financing to consummate the proposed transaction; risks related to future opportunities and plans for the Company, including the uncertainty of expected future financial performance and results of the Company following completion of the proposed transaction; effects relating to the announcement of the proposed transaction or any further announcements or the consummation of the proposed transaction on the market price of HR’s or HTA’s common stock; the possibility that, if the Company does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of the Company’s common stock could decline; general adverse economic and local real estate conditions; the inability of significant tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; increases in interest rates; increases in operating expenses and real estate taxes; changes in the dividend policy for the Company’s common stock or its ability to pay dividends; impairment charges; pandemics or other health crises, such as COVID-19; and other risks and uncertainties affecting HR and HTA, including those described from time to time under the caption “Risk Factors” and elsewhere in HR’s and HTA’s Securities and Exchange Commission (“SEC”) filings and reports, including HR’s Annual Report on Form 10-K for the year ended December 31, 2021, HTA’s Annual Report on Form 10-K for the year ended December 31, 2020, and other filings and reports by either company. Moreover, other risks and uncertainties of which HR or HTA are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by HR or HTA on their respective websites or otherwise. Neither HR nor HTA undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

Important Additional Information and Where to Find It

This communication relates to the proposed transaction pursuant to the terms of the Merger Agreement. In connection with the proposed transaction, HTA expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of HR and HTA and that will also constitute a prospectus of HTA. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HR, HTA, HTA OP, AND MERGER SUB AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from HR at its website, www.healthcarerealty.com, or from HTA at its website, www.htareit.com. Documents filed with the SEC by HR will be available free of charge by accessing HR’s website at www.healthcarerealty.com under the heading Investor Relations or, alternatively, by directing a request to HR at communications@healthcarerealty.com or 3310 West End Avenue, Suite 700, Nashville, Tennessee 37203, telephone: (615) 269-8175, and documents filed with the SEC by HTA will be available free of charge by accessing HTA’s’ website at www.htareit.com under the heading Investor Relations or, alternatively, by directing a request to HTA at info@htareit.com or 16435 North Scottsdale Road, Suite 320, Scottsdale, Arizona 85254, telephone (480) 998-3478.

Participants in the Solicitation

HR and HTA and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the common shareholders of HR and HTA in respect of the proposed transaction under the rules of the SEC. Information about HR’s directors and executive officers is available in HR’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on February 22, 2022, and definitive proxy statement dated March 24, 2021 for its 2021 annual meeting of shareholders. Information about HTA’s directors and executive officers is available in HTA’s definitive proxy statement dated April 30, 2021 for its 2021 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from HR or HTA using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits

99.1	Press Release dated February 28, 2022

99.2	Investor Presentation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HEALTHCARE REALTY TRUST INCORPORATED

By:	/s/ J. Christopher Douglas
J. Christopher Douglas
Executive Vice President - Chief Financial Officer

February 28, 2022

Exhibit 99.1

News Release

HEALTHCARE REALTY AND HEALTHCARE TRUST OF AMERICA ENTER INTO $18 BILLION

STRATEGIC COMBINATION

Creates Preeminent, High Quality MOB REIT

Led by Existing Healthcare Realty Executive Team and Chairman

Healthcare Realty Name and Ticker Symbol (NYSE: HR)

Expected to be Accretive with Material Cost Synergies and Operational Upside

Conference Call to be held at 8:30 AM E.T.

NASHVILLE, Tennessee and SCOTTSDALE, Arizona, February 28, 2022 — Healthcare Realty Trust Incorporated (NYSE:HR) (“Healthcare Realty” or “HR”) and Healthcare Trust of America, Inc. (NYSE: HTA) (“Healthcare Trust of America” or “HTA”) today announced that they have agreed to enter into a strategic business combination. HTA shareholders will receive a total implied value of $35.08 per share comprised of a special cash dividend of $4.82 per share and a transaction exchange ratio of 1:1 based on HR’s unaffected price of $30.26 on February 24, 2022. This transaction brings together two of the largest owners of medical office buildings, creating the preeminent, pure-play medical office building REIT and positions the combined company (the “Company”) to create long-term shareholder value. The Company will have a pro forma equity market capitalization of approximately $11.6 billion and a total enterprise value of $17.6 billion based on the implied values at market close on February 24, 2022.

Leadership and Organization

The Company will be led by the Healthcare Realty management team, with Todd Meredith as President and Chief Executive Officer and Kris Douglas as Executive Vice President and Chief Financial Officer. Upon completion of the transaction, the new Company will continue to operate with the Healthcare Realty name and trade on the NYSE under the ticker symbol HR.

The Company will have a highly qualified, diverse Board of Directors comprised of nine existing directors of Healthcare Realty, three members of the Healthcare Trust of America Board, and one new member to be mutually agreed upon by the existing HR and HTA directors and appointed prior to closing of the transaction. Knox Singleton, Chairman of the Healthcare Realty Board, will be Chairman of the Company and Brad Blair, Chairman of the Healthcare Trust of America Board, will be appointed Vice Chairman.

Upon completion of the transaction, the Company’s headquarters will be based in Nashville, with additional corporate offices in Scottsdale and Charleston. The Company will implement a detailed integration process to ensure continuity for tenants, employees and all stakeholders.

“We are pleased to announce this strategic transaction, which unites two highly complementary medical office portfolios and represents a rare opportunity to create a sector-leading REIT in terms of both size and quality. We believe all shareholders will benefit from the Company’s expanded national footprint from HR’s Seattle portfolio to HTA’s Boston portfolio. The Company will have unmatched market scale in concentrated clusters, meaningful corporate and operational synergies, and a larger development pipeline. We believe this transaction will be accretive through near term synergies with additional value from operational upside. It will also strengthen the combined balance sheet, enhance liquidity and improve access to capital. This combination provides a significant value creation opportunity for shareholders,” stated Todd Meredith, President and Chief Executive Officer, Healthcare Realty.

“This transformative transaction joins two premier real estate companies with a combined value that we believe is much greater than the sum of its parts, with the operational and financial scale necessary to compete and drive sustainable value creation. HTA shareholders will realize an attractive premium via a special cash dividend while being able to fully participate in the future growth prospects of a powerful, sector leading MOB REIT, led by a seasoned, well-respected management team. This transaction is the culmination of a thorough strategic review process and we are pleased with the result for our shareholders, employees and tenants. We are confident this is the best path forward for HTA,” stated Brad Blair, Chairman of the Board, Healthcare Trust of America.

Key Benefits

The combination of Healthcare Realty and Healthcare Trust of America is expected to result in significant strategic, operational and financial benefits to shareholders, including:

•

Creates Preeminent, High Quality MOB REIT: With 727 properties totaling 44 million square feet, the Company will be the largest pure-play MOB REIT, with nearly double the square footage of the next largest MOB portfolio. The Company will own the largest portfolio of on or adjacent to hospital campus properties comprising 28.2 million square feet. 94% of the portfolio’s square feet will be in top 100 MSAs.

•

Achieves Critical Scale with Enhanced Clusters: The Company will own over 1 million square feet in 14 distinct markets, representing over 50% of the portfolio’s square feet. Nearly 80% of the portfolio’s square footage will be located in markets with over 500,000 square feet. Meaningful scale in markets drives operational efficiencies for tenants and incremental leasing and investment volumes. Across the entire portfolio, the Company will have 147 clusters, each comprised of two to eleven properties within two miles of each other and averaging approximately 195,000 square feet per cluster.

•

Broadens Relationships and Portfolio Diversification: The portfolio will include properties associated with 57 of the Top 100 health systems in the U.S. on or adjacent to 231 hospital campuses. The top 10 tenants in the portfolio will represent 22.6% of the portfolio’s square feet with no single tenant representing more than 5.2%.

•	Expands Development Pipeline: The Company will have an embedded development pipeline in excess of $2 billion, concentrated in high growth markets such as Seattle, Houston, Denver, Dallas and Raleigh.

•

Material Cost Synergies: The Company expects to realize annual run rate cost synergies of $33 – 36 million within 12 months of closing from the elimination of duplicative corporate and public company costs.

•

Accretive with Operational Upside: The transaction is expected to be accretive to Healthcare Realty’s per share results assuming full realization of synergies. Longer term, the Company expects to benefit from enhanced leasing volumes to drive occupancy and rent growth across the portfolio as well as property level cost savings.

•

Greater Access to Capital and Balance Sheet Strength: The Company intends to maintain a flexible, investment grade-rated balance sheet with a well staggered debt maturity profile. With enhanced size and scale, the Company expects to benefit from greater liquidity, higher index weightings and reduced borrowing costs over time.

Transaction Structure

At closing, each share of HR common stock will be exchanged for one share of HTA common stock, at a fixed ratio. In addition, a special cash dividend of $4.82 per share will be distributed to HTA shareholders. Taken together and based on HR’s share price at the close of markets on February 24, 2022, HTA shareholders will realize an implied value of $35.08 per HTA share, representing an 18.2% premium to HTA’s share price at the close of markets on February 24, 2022. This combination is structured as a reverse merger whereby Healthcare Trust of America will be the corporate successor and the Company’s name will continue as Healthcare Realty Trust Incorporated. Pro forma for the transaction HR and HTA shareholders will own 39% and 61% of the Company, respectively.

The special cash dividend of approximately $1.1 billion will be financed through joint venture transactions and asset sales. JPMorgan Chase Bank, N.A. has provided a commitment letter to Healthcare Trust of America for a $1.7 billion debt financing for the transaction upon the terms and conditions set forth in the letter.

The transaction is expected to close in the third quarter of 2022, subject to customary closing conditions, including the approval of both Healthcare Realty and Healthcare Trust of America shareholders. The transaction was unanimously approved by the Board of Directors of HR and the Board of Directors of HTA.

Advisors

Citigroup Global Markets Inc. is serving as lead financial advisor, Scotiabank is serving as financial advisor, and Hunton Andrews Kurth LLP is acting as legal advisor to Healthcare Realty. J.P. Morgan Securities LLC is acting as exclusive financial advisor and McDermott Will & Emery LLP is acting as legal advisor to Healthcare Trust of America.

Conference Call

Healthcare Realty will host a conference call on February 28, 2022, at 8:30 AM E.T. to discuss the transaction. The conference call-in number is 877.507.5522 (Domestic) or 412.317.6077 (International), or interested parties can join the live webcast of the conference call by accessing the Investor Relations section of each company’s website at www.healthcarerealty.com or www.htareit.com. An audio archive of the webcast will be available on each website.

About Healthcare Realty

Healthcare Realty Trust Incorporated (NYSE: HR) is a real estate investment trust that integrates owning, managing, financing and developing income-producing real estate properties associated primarily with the delivery of outpatient healthcare services throughout the United States. As of December 31, 2021, the Company was invested in 258 real estate properties in 23 states totaling 17.9 million square feet and had an enterprise value of approximately $6.6 billion, defined as equity market capitalization plus the principal amount of debt less cash. The Company provided leasing and property management services to 14.3 million square feet nationwide.

About Healthcare Trust of America

Healthcare Trust of America, Inc. (NYSE: HTA) is the largest dedicated owner and operator of medical office buildings in the United States, with assets comprising approximately 25.8 million square feet of GLA, with $7.7 billion invested primarily in medical office buildings as of September 30, 2021. HTA provides real estate infrastructure for the integrated delivery of healthcare services in highly-desirable locations. Investments are targeted to build critical mass in 20 to 25 leading gateway markets that generally have leading university and medical institutions, which translates to superior demographics, high-quality graduates, intellectual talent and job growth. The strategic markets HTA invests in support a strong, long-term demand for quality medical office space. HTA utilizes an integrated asset management platform consisting of on-site leasing, property management, engineering and building services, and development capabilities to create complete, state of the art facilities in each market. HTA believes this drives efficiencies, strong tenant and health system relationships, and strategic partnerships that result in high levels of tenant retention, rental growth and long-term value creation. Headquartered in Scottsdale, Arizona, HTA has developed a national brand with dedicated relationships at the local level.

Forward Looking Statements

This communication contains certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. HR and HTA intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with the safe harbor provisions. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Forward-looking statements regarding HR and HTA, include, but are not limited to, statements related to the proposed transaction, and the anticipated timing, benefits and financial and operational impact thereof; the expected financing for the transaction; other statements of management’s beliefs, intentions or goals; and other statements that are not historical facts. These forward-looking statements are based on each of the companies’ current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: HR’s and HTA’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction; risks related to diverting the attention of HTA and HR management from ongoing business operations; failure to realize the expected benefits of the proposed transaction; significant transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; the risk that HR’s and HTA’s respective businesses will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the ability to obtain the expected financing to consummate the proposed transaction; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the proposed transaction; effects relating to the announcement of the proposed transaction or any further announcements or the consummation of the proposed transaction on the market price of HR’s or HTA’s common stock; the possibility that, if the Company does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of the Company’s common stock could decline; general adverse economic and local real estate conditions; the inability of significant tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; increases in interest rates; increases in operating expenses and real estate taxes; changes in the dividend policy for the Company’s common stock or its ability to pay dividends; impairment charges; pandemics or other health crises, such as COVID-19; and other risks and uncertainties affecting HR and HTA, including those described from time to time under the caption “Risk Factors” and elsewhere in HR’s and HTA’s Securities and Exchange Commission (“SEC”) filings and reports, including HR’s Annual Report on Form 10-K for the year ended December 31, 2021, HTA’s Annual Report on Form 10-K for the year ended December 31, 2020, and future filings and reports by either company. Moreover, other risks and uncertainties of which HR or HTA are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by HR or HTA on their respective websites or otherwise. Neither HR nor HTA undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

Important Additional Information and Where to Find It

This communication relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger, dated February 28, 2022, by and among HR, HTA, Healthcare Trust of America Holdings, LP, and HR Acquisition 2, LLC. In connection with the proposed transaction, HTA expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of HR and HTA and that also will constitute a prospectus of HTA. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HR, HTA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from HR at its website, www.healthcarerealty.com, or from HTA at its website, www.htareit.com. Documents filed with the SEC by HR will be available free of charge by accessing HR’s website at www.healthcarerealty.com under the heading Investor Relations or, alternatively, by directing a request to HR at communications@healthcarerealty.com or 3310 West End Avenue, Suite 700, Nashville, Tennessee 37203, telephone: 615.269.8175, and documents filed with the SEC by HTA will be available free of charge by accessing HTA’s website at www.htareit.com under the heading Investor Relations or, alternatively, by directing a request to HTA at info@htareit.com or 16435 North Scottsdale Road, Suite 320, Scottsdale, Arizona 85254, telephone 480.998.3478.

Participants in the Solicitation

HR and HTA and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the common shareholders of HR and HTA in respect of the proposed transaction under the rules of the SEC. Information about HR’s directors and executive officers is available in HR’s proxy statement dated March 24, 2021, for its 2021 annual meeting of shareholders. Information about HTA’s directors and executive officers is available in HTA’s proxy statement dated April 30, 2021, for its 2021 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from HR or HTA using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

HR Contacts

Financial Contact:

Kris Douglas

Chief Financial Officer

P: 615.269.8175

Investor Contact:

Kara Smith

Investor Relations Manager

P: 615.269.8175

HTA Contacts

Financial Contact:

Robert A. Milligan

Chief Financial Officer

P:480.998.3478

Media Contact:

Andrew Siegel / Amy Feng

Joele Frank, Wilkinson Brimmer Katcher

P: 212.355.4449

Exhibit 99.2 Strategic Business Combination Strategic Business Combination Healthcar Healthcare R e Realty and Healthcar ealty and Healthcare T e Trus rust of America t of America February 28, 2022

Colorado Springs, Colorado Miami, Florida San Francisco, California Milwaukee, Wisconsin Chicago, Illinois

Transaction Overview Healthcare Realty and Healthcare Trust of America enter into an $18 billion strategic combination, creating the preeminent medical office building REIT • Total implied value of $35.08 per HTA share, including a special cash dividend of $4.82 per share and a 1:1 exchange ratio based on HR's unaffected price of $30.26 per share TRANSACTION TRANSACTION • Represents a premium of 18.2% to HTA's share price of $29.69 as of February 24, 2022 DETAIL DETAIL • Special cash dividend expected to be funded with proceeds from joint venture and asset sales • Combined company equity value of $11.6 billion and total enterprise value of $17.6 billion • Led by Todd Meredith, President and CEO, and Kris Douglas, CFO - Operated under the Healthcare Realty (NYSE: HR) name MANAGEMENT A MANAGEMENT AN ND D - Headquartered in Nashville, TN GOVERNANCE GOVERNANCE • Board size to increase from nine to thirteen members - Led by HR Chairman, Knox Singleton - HTA Chairman, Brad Blair, to serve as Vice Chairman - HR (9), HTA (3), New — Jointly Selected (1) • $33-$36 million of total G&A savings and operational upside from scaled platform RESULTS AND RESULTS AND provide substantial value creation opportunities for both sets of equity holders DIVIDEND DIVIDEND • Expected to be accretive to results per share with full realization of expected synergies • Combined company to maintain HR's current dividend • Unanimous approval by HR/HTA Boards of Directors APPROVALS AND APPROVALS AND • Expected closing third quarter of 2022 EXPECTED TIMING EXPECTED TIMING • Subject to customary closing conditions, including approval by HR and HTA shareholders Source: HR and HTA Management 3 Note: Combined company enterprise value includes $1.1 billion of cash consideration, $1.8 billion of HR's and $3.0 billion HTA's existing net debt. Excludes transaction costs. Combined company size and HTA consideration value based on HR share price at close of market February 24, 2022

Strategic Rationale Creates preeminent MOB owner with enhanced scale, growth and financial benefits to drive shareholder value SCALE: SCALE: • 727 properties, 44 million SF • 42 million SF of MOBs, 2x size of next largest MOB portfolio • ~60% of SF in 14 markets with 1M+ SF owned • ~80% of SF in 26 markets with 500K+ SF owned GROWTH: GROWTH: • Operational efficiency and occupancy upside with in-house leasing and property management • Broadens relationships with 57 of the Top 100 Health systems • Embedded development pipeline of $2 billion + FINANCIAL BENEFITS: FINANCIAL BENEFITS: • $33-36 million of total G&A savings – expect to achieve 100% within 12 months • Strengthens financial profile with well-laddered debt maturities • Increased liquidity, higher index weightings, and reduced borrowing costs over time 4

Premier MOB REIT The preeminent MOB platform with national scale in dense, high growth markets and aligned with leading health systems (1) (1) (2) (2) TOTAL SF Largest MOB Platform Largest MOB Platform Scale with Top Scale with Top 42 42 (2) (2) SQU SQUARE FEET IN MILLIONS ARE FEET IN MILLIONS Health Systems Health Systems SQU SQUARE FEET IN MILLIONS ARE FEET IN MILLIONS 30 30 TOP 100 ON/ADJ SF 28 28 23 23 22 22 20 20 TOP 25 18 18 19 19 18 18 15 15 12 12 13 13 13 13 12 12 8 8 10 10 8 8 7 7 7 7 5 5 New HR New HR PEAK PEAK WELL WELL VTR VTR DOC DOC New HR New HR PEAK PEAK WELL WELL VTR VTR DOC DOC 32) 32) Exposure to Top 100 MSAs Exposure to Top 100 MSAs Population Density Population Density 818K 818K (3) (3) % OF GLA % OF GLA 94 94 and Growth and Growth 807K 807K 90 90 87 87 80 80 679K 679K 73 73 630K 630K 5.3% 5.3% 5.0% 5.0% 4.7% 4.7% 496K 496K 4.1% 4.1% 3.7% 3.7% New HR New HR PEAK PEAK WELL WELL VTR VTR DOC DOC New HR New HR PEAK PEAK WELL WELL VTR VTR DOC DOC (1) Based on mapping of individual properties. May not match company reports. On/Adjacent includes properties within 0.25 miles from a hospital campus. (2) Top 100 Health Systems ranked by net patient revenue from Modern Healthcare’s financial database. (3) Represents density within a 10-mile radius and projected five year population growth. 5 Source: HR and HTA Management Note: Portfolio statistics represent MOB portfolio only.

Sum of the Parts = Scale Largest, high quality MOB portfolio positioned for future growth opportunities HR HR HTA HTA NEW HR NEW HR + + = = (1) Equity Value $4.6 $8.2 $11.6 (1) Enterprise Value $6.4 $11.2 $17.6 SECTOR LEADING SECTOR LEADING Square Feet (MOB) 17.1 24.6 41.7 PURE PLAY MOB REIT PURE PLAY MOB REIT # of MOB Properties 251 451 702 Occupancy 87.7% 87.5% 87.6% Wtd. Avg. Lease Term Remaining (WALTR) 3.9 5.3 4.7 % On/Adjacent to Campus 85% 55% 68% ENHANCED GROWTH ENHANCED GROWTH % Multi-tenant 95% 73% 82% AND SAFETY AND SAFETY % IG Rated Tenants 46% 49% 48% Top 10 Tenant Concentration (SF) 28% 26% 23% Development Pipeline $1.5 $0.6 $2.2 Top 100 Health System Relationships 34 46 57 KEY FUTURE KEY FUTURE # of Hospital Campuses 105 137 231 GROWTH DRIVERS GROWTH DRIVERS (2) # of Clusters 61 88 147 (3) G&A as % of EV 51-55 bps 45-49 bps 28-32 bps (1) HTA shown at offer, HR based on share price at close of market on February 24, 2022. Pro forma equity value net of $1.1B special cash dividend. Enterprise value presented prior to JV/asset sales. Excludes transaction costs. (2) A cluster is defined as any set of two or more MOBs that are within two miles of each other. (3) 6 Based on HR and HTA share price at close of market on February 24, 2022. Pro forma equity value net of $1.1B special cash dividend. Enterprise value presented prior to JV/asset sales. Excludes transaction costs. Note: Dollars in billions. Square feet in millions. Operational metrics as of December 31, 2021 unless otherwise noted.

Leading National Portfolio Portfolio focused in high density markets, with 75% of portfolio NOI located in coastal and sunbelt markets HTA HR >1,000,000 SF Pro Forma Coastal Density (1) Markets Share of NOI Coastal 26% Sunbelt 49% (2) Other Top 100 MSAs 21% Coastal Density TOTAL 96% Sunbelt Density (1) FY 2021 NOI for combined total portfolio, includes non-MOB properties. (2) Top 100 MSAs that are not part of Coastal or Sunbelt states. 7 Source: HR and HTA Management

Leading Market Scale Largest publicly traded MOB owner in 12 of 14 markets with 1M+ SF owned and, on average, over 50% bigger than next largest competitor HR HR HTA HTA New HR New HR # of Markets 2 2 9 New HR New HR 3.9 3.9 1.5M 1.5M % of Total SF 21% 15% 41% # of Markets 4 7 14 1.0M+ 1.0M+ % of Total SF 34% 40% 58% Next Largest Public Next Largest Public 3.1 3.1 MOB Owner MOB Owner # of Markets 12 18 26 500K+ 500K+ % of Total SF 69% 74% 79% 2.4 2.4 2.4 2.4 2.0 2.0 1.9 1.9 1.9 1.9 1.8 1.8 1.8 1.8 1.5 1.5 1.6 1.6 1.5 1.5 1.5 1.5 1.4 1.4 1.3 1.3 1.1 1.1 1.0 1.0 1.1 1.1 1.1 1.1 1.1 1.1 1.0 1.0 1.0 1.0 1.0 1.0 1.0 1.0 0.7 0.7 0.5 0.5 0.2 0.2 0.1 0.1 Southern Southern Indianapolis Indianapolis Dallas Dallas Houston Houston Atlanta Atlanta Charlotte Charlotte Denver Denver Seattle Seattle Phoenix Phoenix Miami Miami Pittsburgh Pittsburgh Nashville Nashville Tampa Tampa Raleigh Raleigh California California 9.5% 9.5% 5.8% 5.8% 4.9% 4.9% 4.5% 4.5% 4.5% 4.5% 4.3% 4.3% 4.3% 4.3% 3.7% 3.7% 3.6% 3.6% 3.4% 3.4% 2.6% 2.6% 2.6% 2.6% 2.5% 2.5% 2.4% 2.4% % of Total MOB SF % of Total MOB SF Source: HR and HTA Management 8 Note: Public MOB ownership as of December 31, 2021 based on mapping of individual properties. May not match other company reports. Millions of SF Millions of SF MOB SF OWNED MOB SF OWNED

Wellstar Kennestone Hospital | 642 Beds Portfolio Clustering Case Study - Atlanta Property clusters enhance operational efficiency and leasing volume and expand acquisition and development opportunities HR HR HTA HTA New HR New HR # of Buildings 5 2 7 SF (000s) 358 134 492 (1) Market Share 30% 11% 42% HR MOB & FUTURE DEVELOPMENT HR HTA HTA HR HR (1) Market share based on properties >10K SF around hospital campus. Source: HR and HTA Management 9

Expanded Relationships Wider breadth of relationships with leading health systems drives future growth opportunities Top 100 Health Systems Top 100 Health Systems New New HR HR HTA HTA HR HR 34 46 + + 57 Largest # of Top 100 Health System relationships Largest health system < 7% of NOI Select Top 100 Select Top 100 Health Systems Health Systems 10 Source: HR and HTA Management

Targeted Growth In the past three years, HR has acquired an annual average of 1.5M SF across 18 markets. The HTA portfolio in these 18 markets is the equivalent of 7 years of work. 1,954 1,954 1,783 1,783 Square Feet in Thousands HR 2019-2021 Acq. HR 2019-2021 Acq. 718 718 HTA Portfolio HTA Portfolio 1,208 1,208 708 708 1,335 1,335 885 885 923 923 882 882 574 574 409 409 122 122 263 263 377 377 343 343 116 116 143 143 101 101 266 266 63 63 Dallas Dallas Houston Houston Southern Southern Denver Denver Atlanta Atlanta Indianapolis Indianapolis Raleigh Raleigh Columbus Columbus Austin Austin Nashville Nashville California California 11 Source: HR and HTA Management Note: Ranked based on 2019-2021 acquisition volumes and HTA acquisition in square feet by market.

Embedded Development Pipeline Value creation and future growth from combined $2B+ development pipeline at spreads of 100-200 basis points above acquisition yields Development Pipeline By Market Development Pipeline By Market $ in millions $ in millions HR HR HTA HTA New HR New HR HR HR HTA HTA Seattle $467 $0 $467 Houston 28 279 307 Denver 206 21 227 Dallas 89 107 196 New HR New HR Raleigh 101 89 190 Development Development Other 653 139 792 Total $1,544 $634 $2,179 Potential Annual Starts $250-350 12 Source: HR and HTA Management Note: Ranked based on HR + HTA development pipeline size.

Atlanta, Georgia Future development Nashville, Tennessee Under construction Orlando, Florida Future development Houston, Texas Raleigh, North Carolina Under construction Under construction

Expanded Investment Activity Annual investment volume expected to double over time from nearly twice as many health system relationships, hospital campuses, markets, and clusters. Net Investment Activity Net Investment Activity $ in Millions $2,000 $2,000 ~$1.5B ~$1.5B 1,500 1,500 ACQUISITIONS IN NEW MARKETS AND EXPANDED RELATIONSHIPS 1,000 1,000 EXPANDED DEVELOPMENT PIPELINE BASELINE DEVELOPMENTS BASELINE ACQUISITIONS 500 500 2018 2018 2019 2019 2020 2020 2021 2021 2022E 2022E Future Run-Rate Future Run-Rate 00 DISPOSITIONS 500 500 14

Scaled Platform Scaled platform results in elimination of $33-36 million of annual G&A costs and multiple revenue enhancing opportunities Expect to achieve 100% of G&A savings within 12 months (1) (1) G&A/EV for Healthcare REITs G&A/EV for Healthcare REITs Potential Incremental Future Potential Incremental Future Revenue and Expense Benefits Revenue and Expense Benefits 62 bps 62 bps 53 53 47 47 42 42 Enhanced Leasing Enhanced Leasing Leverage Property Leverage Property 39 39 Opportunities Opportunities Operating Costs Operating Costs ~30 ~30 Greater Corporate Greater Corporate Improved Cost Improved Cost Purchasing Power Purchasing Power of Capital of Capital 24 24 (2) (2) New New DOC DOC HR HR HTA HTA PEAK PEAK VTR VTR WELL WELL (3) (3) (1) Based on LTM G&A; enterprise value based on share price at close of market February 24, 2022. HR HR (2) As adjusted for one time expenses and other normalizing items. 15 (3) Expected combined G&A, pro forma with synergies fully captured. Source: Company Reports

(1) Flexible Balance Sheet Strong financial profile, conservative leverage, and well-laddered debt maturities drive opportunity for improved cost of capital (1) (1) Pro forma Capitalization Pro forma Capitalization Debt Maturity Schedule Debt Maturity Schedule $1,200 $1,200M M Mortgage Notes Payable Senior Notes Term Loans 30% 30% Revolver 1,000 1,000 Debt Debt 800 800 600 600 400 400 70% 70% Equity Equity 200 200 00 2022 2022 2023 2023 2024 2024 2025 2025 2026 2026 2027 2027 2028 2028 2029 2029 2030 2030 2031+ 2031+ (2) (2) New HR after New HR after HR HR HTA HTA Leverage Leverage (3) (3) JV/Sales JV/Sales (2) Net Debt to Adjusted EBITDA 5.4x 6.0x 6.0-6.5x (1) Total Debt as % of TEV 28.4% 30.7% <30.0% (1) Pro forma for combined company capitalization, based on share price at close of market February 24, 2022. (2) 16 HTA EBITDA adjusted for ~$3.3 million normalizing adjustments related to one off charges. New HR EBITDA adjusted for G&A savings. (3) Assumes joint venture(s) at 80/20 (partner/HR) equity ownership split, using 50% leverage. Note: Term loans and revolver maturities presented based on standalone HR and HTA and subject to change. st st 11 Qtr Qtr

Key Takeaways Healthcare Realty and Healthcare Trust of America enter into an $18 billion strategic combination Creates preeminent, high quality MOB REIT Achieves critical market scale with enhanced clusters Broadens relationships and portfolio diversification Expands investment opportunities, including $2B+ embedded development pipeline Material cost synergies Accretive with operational upside Greater access to capital and balance sheet strength 17

Houston, Texas Denver, Colorado Chicago, Illinois Seattle, Washington Charlotte, North Carolina

Appendix New HR New HR New HR New HR % OF MOB ASSOCIATED % OF MOB TOP 20 MARKETS SQUARE FEET PORTFOLIO TOP 20 HEALTH SYSTEMS SQUARE FEET PORTFOLIO Dallas, TX 3,945 9.5% HCA (TN) 3,241 7.8% Houston, TX 2,433 5.8% Baylor Scott & White Health (TX) 3,152 7.6% Atlanta, GA 2,027 4.9% Tenet Healthcare Corporation (TX) 2,539 6.1% Los Angeles, CA 1,887 4.5% CommonSpirit (IL) 2,539 6.1% Indianapolis, IN 1,861 4.5% Ascension Health (MO) 2,216 5.3% Charlotte, NC 1,788 4.3% Indiana University Health (IN) 1,090 2.6% Denver, CO 1,781 4.3% Community Health Systems (TN) 1,022 2.5% (1) Seattle, WA 1,546 3.7% Atrium Health (NC) 791 1.9% Phoenix, AZ 1,493 3.6% Banner Health (AZ) 761 1.8% (2) Miami, FL 1,410 3.4% Trinity Health (MI) 721 1.7% Pittsburgh, PA 1,094 2.6% Providence St. Joseph Health (WA) 682 1.6% Nashville, TN 1,074 2.6% UPMC (PA) 674 1.6% (3) Tampa, FL 1,048 2.5% AdventHealth (FL) 573 1.4% Raleigh, NC 1,006 2.4% Steward/IASIS Healthcare Corp. (MA) 524 1.3% Boston, MA 965 2.3% University of Colorado Health (CO) 448 1.1% Austin, TX 846 2.0% Novant Health (NC) 433 1.0% Albany, NY 833 2.0% Memorial Hermann Healthcare System (TX) 416 1.0% Memphis, TN 802 1.9% Bon Secours Mercy Health (OH) 406 1.0% San Antonio, TX 796 1.9% Yale New Haven Health System (CT) 390 0.9% Columbus, OH 748 1.8% New York-Presbyterian Healthcare System, Inc. (NY) 382 0.9% TOP 20 TOTAL 29,381 70.4% TOP 20 TOTAL 23,002 55.1% (1) Formerly Carolinas Heathcare System (2) 19 CHE Trinity (3) Formerly Adventist Health System

This communication contains certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Healthcare Realty Trust Incorporated (“HR”) and Healthcare Trust of America, Inc. (“HTA”) intend such forward-looking state- ments to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with the safe harbor provisions. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Forward-looking statements regarding HR and HTA, include, but are not limited to, statements related to the proposed transaction, including the anticipated timing, benefits, financial, and operational impact thereof; HTA’s expected financing for the proposed transaction; other statements of management’s belief, intentions, or goals; and other statements that are not historical facts. These forward-looking statements are based on each of the companies’ current plans, objectives, estimates, expectations and intentions and inherently involve signifi - cant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: HR’s and HTA’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction; risks related to diverting the attention of HTA and HR management from ongoing business operations; failure to realize the expected benefits of the acquisition; significant transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; the risk that HR’s and HTA’s respective businesses will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the ability to obtain the expected financing to consummate the acquisition; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the acquisition; effects relating to the announcement of the acquisition or any further announcements or the consum - mation of the proposed transaction on the market price of HR’s or HTA’s common stock; the possibility that, if the combined company does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of the combined company’s common stock could decline; general adverse economic and local real estate conditions; the inability of significant tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; increases in interest rates; increases in operating expenses and real estate taxes; changes in the dividend policy for the combined company’s common stock or its ability to pay dividends; impairment charges; pandemics or other health crises, such as COVID-19; and other risks and uncertainties affecting HR and HTA, including those described from time to time under the caption “Risk Factors” and elsewhere in HR’s and HTA’s Securi - ties and Exchange Commission (“SEC”) filings and reports, including HR’s Annual Report on Form 10-K for the year ended December 31, 2021, HTA’s Annual Report on Form 10-K for the year ended December 31, 2020, and future filings and reports by either company. Moreover, other risks and uncertainties of which HR or HTA are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by HR or HTA on their respective websites or otherwise. Neither HR nor HTA undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made. Important Additional Information and Where to Find It This communication relates to the proposed transaction pursuant to the terms of the merger agreement. In connection with the proposed transaction, HTA expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of HR and HTA and that will also constitute a prospectus of HTA. INVES - TORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPEC- TUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSEDOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN

CONNECTION WITH THE PROPOSEDTRANSACTION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HR, HTA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from HR at its website, www.healthcarerealty.com, or from HTA at its website, www. htareit.com. Documents filed with the SEC by HR will be available free of charge by accessing HR’s website at www.healthcarerealty. com under the heading Investor Relations or, alternatively, by directing a request to HR at communications@healthcarerealty.com or 3310 West End Avenue, Suite 700, Nashville, Tennessee 37203, telephone: (615) 269-8175, and documents filed with the SEC by HTA will be available free of charge by accessing HTA’s’ website at www. htareit.com under the heading Investor Relations or, alternatively, by directing a request to HTA at info@htareit.com or 16435 North Scottsdale Road, Suite 320, Scottsdale, Arizona 85254, telephone (480) 998-3478. Participants in the Solicitation HR and HTA and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicita - tion of proxies from the common shareholders of HR and HTA in respect of the proposed transaction under the rules of the SEC. Information about HR’s directors and executive officers is available in HR’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on February 22, 2022 and definitive proxy statement dated March 24, 2021 for its 2021 Annual Meeting of Shareholders. Information about HTA’s directors and executive officers is available in HTA’s proxy statement dated April 30, 2021 for its 2021 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from HR or HTA using the sources indicated above. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Information as of December 31, 2021 unless otherwise disclosed